Exhibit 99.1

Catalyst announces milestone in acquisition of paper mills in Maine and Wisconsin

RICHMOND, BC, Dec. 31, 2014 /CNW/ -  Catalyst Paper Corporation (TSX: CYT) ("Catalyst") announced today that an important milestone has been achieved in the previously announced acquisition by Catalyst of the Biron paper mill in Wisconsin and the Rumford pulp and paper mill in Maine, USA from NewPage Corporation, NewPage Wisconsin System Inc. and Rumford Paper Company (the "Acquisition").

This step forward was made possible by today's announcement by the United States Department of Justice that it had filed a Proposed Final Judgment and a Hold Separate Stipulation and Order with the U.S. District Court for the District of Columbia, embodying a consent settlement in connection with the proposed acquisition by Verso Paper Corp. of NewPage Holdings Inc. (the "Verso Transaction"). Subject to the Verso Transaction being completed and certain other closing conditions being met, Catalyst will be able to proceed with the Acquisition and anticipates a closing date on or about January 7, 2015.

"This Acquisition enhances our long-term competitiveness and is expected to make Catalyst a stronger company more effectively positioned for the future," says Joe Nemeth, President and CEO. "With the addition of the Biron and Rumford mills, Catalyst will be able to offer its new and existing customers a more diversified and higher-value product suite, complemented by our commitment to quality service focused on understanding and meeting our customers' needs."

As previously disclosed, Catalyst anticipates that the $50.0 million increase in the maximum amount of credit available under Catalyst's asset-based credit facility and US$25.0 million (principal amount) offering (the "Offering") of additional PIK toggle senior secured notes will close concurrently with the Acquisition, subject to satisfaction of certain closing conditions, including the approval of the Toronto Stock Exchange ("TSX") in case of the Offering.

As described in more detail in Catalyst's November 28, 2014 news release, pursuant to TSX rules, closing of the Offering is subject to shareholder approval, excluding shares held by two insiders of Catalyst that would be eligible to acquire notes under the Offering.  Catalyst has obtained written consents of shareholders sufficient to satisfy such TSX requirement.

About Catalyst Paper Corporation
Catalyst manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With three mills in British Columbia, Catalyst has annual production capacity of 1.5 million tonnes.  Catalyst is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Cautionary Note Regarding Forward Looking Statements:
Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential" or variations thereof, or statements to the effect that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: the closing and the timing of the closing of the Verso Transaction, the increase in the asset-based credit facility, the Offering, the Acquisition and Catalyst's operations and products after the closing. These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including: the ability to successfully integrate the Acquisition; the impact of general economic conditions in the countries in which Catalyst does business; conditions in the capital markets and Catalyst's ability to obtain financing and refinance existing debt; market conditions and demand for Catalyst's products (including declines in advertising and circulation); the implementation of trade restrictions in jurisdictions where Catalyst's products are marketed; fluctuations in foreign exchange or interest rates; raw material prices (including wood fibre, chemicals and energy); the effect of, or change in, environmental and other governmental regulations; uncertainty relating to labour relations; the availability of qualified personnel; the availability of wood fibre; legal proceedings; the effects of competition from domestic and foreign producers; the risk of natural disaster and other factors, many of which are beyond Catalyst's control, including those risks and uncertainties identified under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2013 available on Catalyst's website at www.catalystpaper.com/investors and at www.sedar.com and www.sec.gov.

Forward-looking statements are based on what Catalyst's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, closing of the Verso Transaction, Catalyst's ability to successfully integrate the Biron and Rumford paper mills; Catalyst's ability to manufacture and sell new products and services that meet the needs of its customers and gain commercial acceptance; Catalyst's ability to continue to sell its products and services in the expected quantities at the expected prices and expected times; Catalyst's ability to successfully obtain cost savings from its cost reduction initiatives; Catalyst's ability to implement business strategies and pursue opportunities; expected cost of goods sold; expected component supply costs and constraints; and expected foreign exchange and tax rates. Catalyst cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and Catalyst does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking statements.

SOURCE Catalyst Paper Corporation

%CIK: 0001144906

For further information: For investor inquiries: Brian Baarda, Vice-President, Finance and CFO, 604-329-5370, brian.baarda@catalystpaper.com; For media inquiries: Eduarda Hodgins, Director, Organization Development & Communications, 604-290-3547, eduarda.hodgins@catalystpaper.com

CO: Catalyst Paper Corporation

CNW 13:02e 31-DEC-14